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EXHIBIT (e)(8)(2)

October 12, 2005

SL Industries, Inc
520 Fellowship Road, Suite S-114
Mt. Laurel, NJ 08054

Attn: James C. Taylor, Executive Vice President and Chief Operating Officer

Dear Jim:

        SL Industries, Inc. ("SL") has indicated its willingness to conduct further due diligence and complete negotiations in regard to a definitive purchase agreement that would provide for the acquisition of all of the outstanding capital stock of Ault Incorporated ("Ault"), through an appropriate acquisition entity to be formed, for cash consideration of $3.30 per share of common stock with no financing contingency (the "Transaction"). In addition, in letters dated September 27, 2005 and October 11, 2005 SL has advised Ault regarding its agreement to certain material terms of the proposed Transaction. Ault wishes to cooperate with such further due diligence and complete such negotiations. The purpose of this letter is to confirm our agreement concerning certain actions by Ault pending negotiation and execution of definitive documentation with respect to the Transaction as clarified by the letters dated September 27, 2005 and October 11, 2005.

        In consideration of the extensive due diligence heretofore conducted by SL, its completion of due diligence, its willingness to continue negotiations with Ault with regard to definitive documentation for the Transaction, and its representations in letters dated September 27, 2005 and October 11, 2005, Ault agrees that until 30 days following the date of SL's acknowledgement and acceptance hereof (the "Renewed Exclusivity Period"), (1) neither Ault nor any of its officers, directors, stockholders, employees, representatives, agents, advisors, affiliates, or otherwise (the "Representatives"), shall seek, solicit or initiate, or encourage any other person to seek, solicit or initiate, any proposal for, or any discussions, negotiations, due diligence review or other efforts with respect to, any acquisition or sale of substantially all of its assets, any acquisition or sale of substantially all of its or capital stock or any substantial part thereof, whether by merger, sale of stock, sale of assets or other means, or other transaction which may be an alternative to the Transaction (each of the foregoing being referred to herein as an "Alternative Transaction") and (2) Ault shall not enter into, and neither Ault nor any of the Representatives shall participate in any discussions, negotiations, due diligence review or other efforts with respect to, any Alternative Transaction unless Ault has previously received a written offer for such Alternative Transaction which represents (or which the Board of Directors of Ault believes after good faith negotiations could result in) a higher and better offer than the Transaction and includes an offer to purchase for cash all of the outstanding capital stock (or substantially all of the assets) of Ault for a purchase price (or with a valuation of Ault's outstanding capital stock) of more than $3.30 per share of common stock with no financing contingency. Notwithstanding the foregoing, (A) to the extent necessary to satisfy Ault's fiduciary obligations under applicable law, Ault shall be entitled to furnish information about the Company in response to an unsolicited request therefor that states that such request is in contemplation of or in connection with a transaction that would represent an Alternative Transaction as defined herein; and (B) if prior to the expiration of the Renewed Exclusivity Period, SL reduces the amount of the proposed cash consideration it is willing to pay to holders of common stock to less than $3.30 per share or materially changes in a manner adverse to Ault and its shareholders the terms of the Transaction it represented in the letters dated September 27, 2005 and October 11, 2005 that it is willing to accept, Ault may accelerate the termination of the Renewed Exclusivity Agreement to such date. In addition to the foregoing, if during the Renewed Exclusivity Period Ault enters into a definitive agreement for an Alternative Transaction (other than with SL), Ault shall pay to SL an amount equal to all out-of-pocket expenses incurred by SL on or after May 10, 2005 in connection with the Transaction, including the fees and disbursements of counsel and other advisors, up to a maximum of $300,000 in the aggregate.

        In consideration of Ault agreeing to the terms set forth in the immediately proceeding paragraph, SL agrees (1) the letter agreement dated March 19, 2004 (the "Letter Agreement"), pursuant to which Ault, its advisors and agents have prior to the date hereof made available to SL, its advisors and agents non-public, confidential and proprietary Evaluation Material (as defined in the Letter Agreement), shall be applicable to any and all Evaluation Material supplied during the Renewed Exclusivity Period and (2) the one year period referred to in the first full paragraph on page 2 of the Letter Agreement is hereby extended to October 14, 2006.

        Except as required by law, SL and Ault agree that the fact that SL and Ault have entered into this letter agreement, as well as the terms of this letter itself and any subsequent negotiations between the parties, shall remain confidential between the parties, and neither party shall issue any press releases or other public disclosures regarding the same. To the extent that any disclosure becomes legally required, SL or Ault, as the case may be, shall be notified promptly and before the required disclosure is made and given an opportunity to comment on such disclosure.

        This letter shall be governed by and construed in accordance with the laws of the State of New York, notwithstanding any conflicts of law principle of said state that might require the application of the law of another jurisdiction.

        If the foregoing is acceptable to SL, please so indicate by signing the enclosed copy of this letter and returning it to the undersigned, whereupon this letter will constitute a binding agreement between us.

Very truly yours,
AULT INCORPORATED
		By:	/s/ FREDERICK M. GREEN Frederick M. Green Chairman, Chief Executive Officer and President
Acknowledged, Accepted and Agreed to:
SL INDUSTRIES, INC.
By:	/s/ JAMES C. TAYLOR James C. Taylor Executive Vice President and Chief Operating Officer

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  EXHIBIT (e)(8)(2)